Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Closing of Orsa Ventures Acquisition

Toronto, Ontario (September 13, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported the completion of the previously announced acquisition (the “Acquisition”) of all of the issued and outstanding common shares of Orsa Ventures Corp. (“Orsa”). Shareholders of Orsa were overwhelmingly supportive of the Acquisition, with 98.14% of the votes cast at a special meeting of the shareholders held on September 11, 2013 being voted in favour. A Final Order was granted by the Supreme Court of British Columbia on September 12, 2013 approving the Plan of Arrangement pursuant to which the Transaction was implemented.

“We are very pleased to announce the closing of the Orsa acquisition,” said John A. McCluskey, President and Chief Executive Officer. “We believe the Quartz Mountain Project fits the Alamos profile perfectly, as a low capital intensity, low cost and low technical risk project that further strengthens our development pipeline.”

Following completion of the Orsa Acquisition, Alamos has approximately $445m in cash, no debt and strong ongoing cash flow generation. With this strong financial position, the Company expects to fund development of its Orsa, Esperanza and Turkish projects internally.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of sustainable development. Alamos has approximately $445 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of September 10, 2013, Alamos had 127,508,986 common shares outstanding (138,248,848 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

T R A D I N G    S Y M B O L :    T S X :  A G I    N Y S E : A G I

Cautionary Notes

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’s Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2	ALAMOS GOLD INC